  EXHIBIT 99.1

QUARTZ MOUNTAIN COMPLETES 1,445 METRES OF CORE DRILLING AT MAESTRO, BC.

December 12, 2023, Vancouver, BC - Quartz Mountain Resources Ltd. ("Quartz Mountain" or the “Company") (TSXV: QZM, OTC Pink: QZMRF) announces that it has completed 1,445 metres of core drilling in two holes at the Prodigy Au-Ag-Mo-Cu epithermal target on its Maestro Property, located 15 kilometres north of Houston, BC.  The Prodigy epithermal deposit target is hosted within an extensive porphyry type mineral system.  It is located approximately one kilometre north of the Lone Pine Molybdenum Deposit which hosts Measured and Indicated Resources, at a 0.04% Mo cut-off, of 110 million tonnes grading 0.08% Mo (NI-43-101 Technical Report and Preliminary Economic Assessment,

P & E Mining Consultants Inc., January 21, 2011).  The Lone Pine Deposit is not on the Maestro Property.  The 2,140 hectare Maestro Property completely surrounds the Lone Pine Deposit to cover the potential epithermal precious metal systems occurring outboard of that porphyry Mo-Cu deposit.  The geological setting at Maestro is thought by Management to have some similarities to that of the Blackwater-Davidson project of Artemis Gold Inc. near Vanderhoof.  Details of the two completed NQ core holes are:

Zone	Hole	E NAD83	N NAD83	Elev m	Length m	Incline[0]	Azimuth[0]
Prodigy	PR-23-01	646200.00	6044300.00	842.00	633.00	-73	180
Prodigy	PR-23-02	646390.00	6044175.00	839.00	812.50	-70	280

The drill program was diligently and safely completed by Apex Diamond Drilling Ltd. from nearby Smithers.

Some 482 core samples have now been received by ALS Global in Vancouver for analyses.  Results from the two holes will be released once they are received and compiled, likely early in the new year.

Qualified Person

Farshad Shirmohammad, M.Sc., P.Geo., a Qualified Person as defined under National Instrument 43-101, who is not independent of Quartz Mountain Resources Ltd., has reviewed and approved the technical content of this news release.

About Quartz Mountain

Quartz Mountain Resources Ltd. (TSXV: QZM, OTC Pink: QZMRF) is a restructured mineral exploration company in Vancouver, Canada.  It is focused on acquiring, exploring, developing, and transacting high-value gold, silver, and copper projects.  The Company holds 100% of the Maestro Epithermal Gold-Silver-Molybdenum-Copper Property and 100% of the Jake Porphyry Copper-Gold-Silver Property, both located in BC.  Projects are selected under Quartz Mountain’s key acquisition principles: easy access to infrastructure, high potential for major resources and future significant transaction potential.

Quartz Mountain is associated with Hunter Dickinson Inc. (HDI), a company with over 35-years of successfully discovering, developing, and transacting mineral projects in Canada and internationally. Former HDI projects in BC included, Mount Milligan, Kemess South, and Gibraltar - all of which are porphyry deposits with current or former producing mines. Other well known projects with HDI involvement include Sisson and Prosperity in Canada, Pebble and Florence in the United States, and Xietongmen in China.

Quartz Mountain is committed to the advancement of critical and essential mining assets while following responsible mineral development principles, including a mandate to employ best practice approaches in the engagement and involvement of local communities, and meeting rigorous environmental standards.

On behalf of the Board of Directors

Robert Dickinson

Chairman

For further details, contact Robert Dickinson at:

T: (604) 684-6365 or within North America at 1-800-667-2114.

E: info@quartzmountainresources.com

W: www.quartzmountainresources.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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Cautionary Statement Regarding Forward-Looking Information.

This release includes certain statements that may be deemed "forward-looking-statements". All statements in this release, other than statements of historical facts are forward-looking-statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: the Company's projects will obtain all required environmental and other permits, and all land use and other licenses, studies and exploration of the Company’s projects will continue to be positive, and no geological or technical problems will occur. Though the Company believes the expectations expressed in its forward-looking-statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. Factors that could cause actual results to differ materially from those in forward-looking statements include variations in market prices, continuity of mineralization and exploration success, and potential environmental issues or liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, and exploration and development of properties located within Aboriginal groups asserted territories that may affect or be perceived to affect asserted aboriginal rights and title, and which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions as well as the effect of COVID 19. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company's home jurisdiction filings as www.sedarplus.ca and its 20F filings with the United States Securities and Exchange Commission at www.sec.gov.

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